SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 23, 2015

I. Date, Time and Place: September 23, 2015, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, in the city and State of São Paulo (“Company”). II. Attendance: All the members of the Board of Directors. III. Chairmanship of the Meeting: Mr. Henrique Constantino was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions, under the terms of article 21, item “k”, of the Company’s Bylaws, Company’s granting of a security as guarantee for the performance of the obligations to be undertaken by its controlled company, VRG Linhas Aéreas S.A. (“VRG”), a joint stock company not registered as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”), with head-office at Praça Senador Salgado Filho, s/nº. térreo, Aeroporto Santos Dumont, área pública, eixos 46-48/O-P, Sala de Gerência – Back Office, CEP 20021-340, in the city and State of Rio de Janeiro, enrolled with the CNPJ/MF under no. 07.575.651/0001-59 (“Issuer”), in connection with the 6th (sixth) issue of simple debentures of a single series, unsecured and not convertible into shares, with personal surety, for public distribution on a restricted effort placement basis, under the terms of CVM Instruction no. 476, dated January 16, 2009 (“CVM Instruction 476”), in the total amount of one billion and fifty million reais (R$ 1,050,000,000.00) (“Issue” and “Debentures”, respectively) and granting of authorization for the Executive Committee to perform any and all acts as may be necessary for the security to be formalized and created, as well as approval and confirmation of any acts already performed in connection with this Issue. VI. Resolutions made: After the necessary explanations were provided, was approved by unanimous vote the granting of a security as guarantee of the faithful and punctual performance of the obligations to be undertaken by VRG in connection with the Issue, as set forth in the Debentures Indenture (“Indenture”), the Company being bound thereunder as guarantor, main obligor and jointly and severally liable for the full payment of any and all amounts, whether principal or ancillary, to be made by VRG under the terms of the Indenture and/or as provided for in any other Issue documents establishing other terms and conditions of the obligations undertaken by VRG, as well as any and all costs or expenses proven to have been incurred by the Issue trustee or by the Debenture holders as a result of lawsuits, proceedings and other judicial or extrajudicial actions that may be necessary for protecting its rights and prerogatives arising out of the Indenture and other Issue documents, as amended, added by the applicable remuneration and default interest thereon, including, without limitation, those due to the Issue trustee, until the full compliance of all the obligations set forth in the Indenture. Under the terms of the Indenture, the Issue shall be as follows: (a) Total Issue Amount: one billion and fifty million reais (R$1,050,000,000) as of the Issue Date; (b) Number of Series: the Issue shall be in one single series; (c) Amount of Debentures: one hundred and five thousand Debentures shall be issued; (d) Denomination per Unit: ten thousand reais (R$10,000.00) as of the Issue Date; (e) Issue Date: the issue date of the Debentures shall be September 29, 2015 (“Issue Date”); (f) Term and Due Date of the Debentures: the Debentures shall be issued for a term of four (4) years counted from the Issue Date, being, therefore, due on September 29, 2019;

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and (g) Type: the Debentures shall be of unsecured type, with additional personal surety, under the terms of Article 58 of the Corporations Act. The security shall be granted by the Company, without prejudice to other collateral or guarantees as may be created, at express waiver of any benefits of order, rights and powers of exemption whatsoever set forth in the sole paragraph of article 333, as well as in articles  366, 821, 827, 830, 834, 835, 836, 837, 838 and 839, all of them of Law n.º 10.406, dated January 10, 2002 and articles 77 and 595, of Law n.º 5.869, dated January 11, 1973 and, after the enactment of the New Code of Civil Procedure, articles 130 and 794 and the granting of authorization for the Executive Committee of the Company to perform any and all acts as may be  necessary for the formalization and creation of the security approved herein, including, without limitation, to enter into the Indenture, as well as any amendments thereto and/or to take any action necessary for the formalization and creation of the security, as well as becoming party to the Issue Placement Agreement, in the capacity of intervening-consenting party. All acts possibly performed by the Executive Committee up to this time, in connection with the Issue, are hereby fully ratified and approved. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Henrique Constantino – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, September 23, 2015.

__________________________________ Henrique Constantino Chairman	________________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.